White
Knight
Resources Ltd.

04010470

SUPPL
82-2850

NEWS RELEASE

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)
March 1, 2004

White Knight Resources Ltd. (the "Company") has granted to officers, employees and consultants incentive stock options to purchase up to 320,000 shares at $0.75 per share for a five-year period, subject to regulatory approval.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

PROCESSED
MAR 10 2004
THOMSON
FINANCIAL

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com